Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Second Quarter 2021 Unaudited Financial Results

GUIYANG, China, August 10, 2021—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2021 were RMB1,118.8 million (US$173.3 million), an increase of 100.9% from RMB556.9 million in the same period of 2020.

•	Net loss in the second quarter of 2021 was RMB1,958.2 million (US$303.3 million), compared with RMB297.3 million in the same period of 2020.

•	Non-GAAP adjusted net income[1] in the second quarter of 2021 was RMB99.5 million (US$15.4 million), compared with non-GAAP adjusted net loss[1] of RMB39.1 million in the same period of 2020.

•	Gross Transaction Value (“GTV”)[2] in the second quarter of 2021 reached RMB74.0 billion (US$11.5 billion), an increase of 57.8% from RMB46.9 billion in the same period of 2020.

•	Fulfilled orders[3] in the second quarter of 2021 reached 36.0 million, an increase of 87.9% from 19.2 million in the same period of 2020.

•	Average shipper MAUs[4] in the second quarter of 2021 reached 1.53 million, an increase of 40.3% from 1.09 million in the same period of 2020.

Recent Development

•

The Company successfully completed its initial public offering and listing of 82,500,000 ADSs on the New York Stock Exchange in June 2021, or the initial public offering. Concurrently, each of Ontario Teachers’ Pension Plan Board and an entity affiliated with Mubadala Investment Company PJSC, an Abu Dhabi-based sovereign investor, completed purchase of US$100.0 million of Class A ordinary shares from the Company at a price per share equal to the IPO price adjusted for the ADS-to-Class A ordinary share ratio in a private placement, or the concurrent private placement. The Company raised net proceeds of approximately US$1.71 billion from the initial public offering and the concurrent private placement.

Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA, stated, “We are pleased with our progress in terms of business expansion and scale in the second quarter, especially as we mark our first quarter as a public company. While the ongoing cybersecurity review of our main apps and new COVID-19 variant outbreaks in China have brought uncertainties in the third quarter, we are confident in the continued growth of China’s economy and believe the robustness of our platform and expansive network will enable us to maintain our leading position and achieve long-term business growth. As we move forward, we will speed up the execution of our strategic initiatives to create a comprehensive logistics network that caters to a wide range of evolving demands from our ecosystem participants. In line with our commitment to safeguard national security and public interest, we will spare no effort to fulfill our corporate and social responsibilities and actively promote the implementation of relevant regulatory policies.”

“We are pleased with our second quarter financial and operating results. Total net revenues doubled year-over-year following robust performances across our core businesses. We also swung to a non-GAAP adjusted net income during the quarter following a year-ago non-GAAP adjusted net loss. While we face certain headwinds in the third quarter, we have confidence in the resilience of our business model and our ability to adeptly execute our operational plan,” said Mr. Simon Cai, Chief Financial Officer of FTA. “Going forward, we will continue investing in infrastructure development, technology innovation and the expansion of our servicing logistics network, as diversified product offerings and network coverage remain key components to our success.”

[1]

Non-GAAP adjusted net income/(loss) is defined as net loss excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) tax effects of non-GAAP adjustments and (v) net income from discontinued operations, net of tax. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[2]

GTV or gross transaction value of our platform in a given period is defined as the aggregate freight prices specified by our users for all fulfilled orders on our platform during the period without deducting any commission or service fee charged by us; we make downward adjustments to unreasonably high freight prices specified by users that are apparently due to clerical errors.

[3]

Fulfilled orders on our platform in a given period is defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently cancelled, and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[4]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of such period, by (ii) the number of months in such period. Shipper MAUs is defined as the number of active shippers in a given month.

Second Quarter 2021 Financial Results

Net Revenues (including value added taxes, “VAT”, of RMB332.3 million and RMB630.7 million for the three months ended June 30, 2020 and 2021, respectively). Total net revenues in the second quarter of 2021 were RMB1,118.8 million (US$173.3 million), representing an increase of 100.9% from RMB556.9 million in the same period of 2020, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the second quarter of 2021 were RMB937.6 million (US$145.2 million), representing an increase of 109.8% from RMB446.9 million in the same period of 2020. The increase was primarily due to an increase in revenues from freight brokerage service and freight listing service as well as growth in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in the second quarter of 2021 were RMB601.3 million (US$93.1 million), increased by 88.6% from RMB318.9 million in the same period of 2020, primarily due to a significant increase in transaction activities, amid a substantial recovery in road transportation in China from the COVID-19 pandemic, but partially offset by a decrease in our average fee rate to attract more shippers to use our service.

•

Freight listing service. Revenues from freight listing service in the second quarter of 2021 were RMB175.4 million (US$27.2 million), increased by 37.0% from RMB128.0 million in the same period of 2020, primarily due to an increase in total paying members amid increased shipper demand for our services as our business continued to expand.

•

Transaction commission. We started monetizing online transaction service by collecting commissions from truckers on certain shipping orders in August 2020. Transaction commission amounted to RMB160.9 million (US$24.9 million) in the second quarter of 2021.

Value-added services. Revenues from value-added services in the second quarter of 2021 were RMB181.2 million (US$28.1 million), representing an increase of 64.8% from RMB110.0 million in the same period of 2020, mainly attributable to higher revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of refund of VAT of RMB279.9 million and RMB481.1 million for the three months ended June 30, 2020 and 2021, respectively). Cost of revenues in the second quarter of 2021 was RMB627.0 million (US$97.1 million), compared with RMB378.2 million in the same period of 2020. The increase was primarily attributable to an increase in VAT, related tax surcharges and other tax costs, net of tax refunds from government authorities, which was RMB572.4 million, representing an increase of 73.7% from RMB329.5 million in the same period of 2020, primarily due to an increase in transaction activities involving our freight brokerage service. As a percentage of total net revenues, cost of revenues for the second quarter of 2021 decreased to 56.0% from 67.9% in the same period of 2020.

Sales and Marketing Expenses. Sales and marketing expenses in the second quarter of 2021 were RMB236.8 million (US$36.7 million), compared with RMB71.5 million in the same period of 2020. The increase was primarily due to higher advertising and marketing expenses to promote new initiatives, an increase in salary and benefits expenses driven by an increase in sales and marketing headcount, as well as increased share-based compensation expenses.

General and Administrative Expenses. General and administrative expenses in the second quarter of 2021 were RMB2,123.0 million (US$328.8 million), compared with RMB347.1 million in the same period of 2020. The increase was primarily due to an increase in share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the second quarter of 2021 were RMB155.1 million (US$24.0 million), compared with RMB87.9 million in the same period of 2020. The increase was primarily due to an increase in salary and benefits expenses driven by higher headcount in research and development personnel and increased share-based compensation expenses.

Loss from Operations. Loss from operations in the second quarter of 2021 was RMB2,040.4 million (US$316.0 million), compared to RMB345.0 million in the same period of 2020.

Non-GAAP Adjusted Operating Income/(Loss)5. Non-GAAP adjusted operating income in the second quarter of 2021 was RMB20.1 million (US$3.1 million), compared with non-GAAP adjusted operating loss of RMB84.1 million in the same period of 2020.

Net Loss. Net loss in the second quarter of 2021 was RMB1,958.2 million (US$303.3 million), compared with RMB297.3 million in the same period of 2020.

Non-GAAP Adjusted Net Income/(Loss). Non-GAAP adjusted net income in the second quarter of 2021 was RMB99.5 million (US$15.4 million), compared with non-GAAP adjusted net loss of RMB39.1 million in the same period of 2020.

Basic and Diluted Net Loss per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Loss per ADS7. Basic and diluted net loss per ADS were RMB7.34 (US$1.14) in the second quarter of 2021, compared with RMB1.72 in the same period of 2020. Non-GAAP adjusted basic and diluted net loss per ADS were RMB0.49 (US$0.08) in the second quarter of 2021, compared with RMB0.23 in the same period of 2020.

Balance Sheet and Cash Flow

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB26.9 billion (US$4.2 billion) in total, compared with RMB18.9 billion as of December 31, 2020.

For the second quarter of 2021, net cash used in operating activities was RMB48.8 million (US$7.6 million).

Business Outlook

As previously announced by the Company, the Cybersecurity Review Office (“CRO”) of the Cyberspace Administration of China has initiated a cybersecurity review of FTA’s Yunmanman apps and Huochebang apps. FTA will fully cooperate with the CRO to facilitate its review process. During the cybersecurity review, the Yunmanman and Huochebang apps are required to suspend new user registration.

The Company expects its total net revenues to be between RMB1.04 billion and RMB1.15 billion in the third quarter of 2021, representing a year-over-year growth rate of approximately 42.0% to 56.2%. These forecasts reflect the Company’s current and preliminary views on the market, operational conditions and the impact of the on-going cybersecurity review and COVID-19 outbreaks in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB6.4566 to US$1.00, the exchange rate in effect as of June 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

[5]

Non-GAAP adjusted operating income/(loss) is defined as loss from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value and (iii) amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to the American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted net loss per ADS is net loss attributable to ordinary shareholders excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (vi) tax effects of non-GAAP adjustments and (v) net income from discontinued operations, net of tax. divided by weighted average number of basic and diluted ADS, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on August 10, 2021 or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter of 2021.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
United Kingdom: Singapore: Access Code:	08082389063 800-120-5863 6279813

The replay will be accessible through August 17, 2021 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10159255

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services including freight listing service, freight brokerage service and online transaction service. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas stations operators. With a mission to make logistics better, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income/(loss), non-GAAP adjusted net income/(loss), non-GAAP adjusted net loss attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net loss per ordinary shareholder and non-GAAP adjusted basic and diluted net loss per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income/(loss) as loss from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value and (iii) amortization of intangible assets resulting from business acquisitions. The Company defines non-GAAP adjusted net income/(loss) as net loss excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (vi) tax effects of non-GAAP adjustments and (v) net income from discontinued operations, net of tax. The Company defines non-GAAP adjusted net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (vi) tax effects of non-GAAP adjustments and (v) net income from discontinued operations, net of tax. The Company defines non-GAAP adjusted basic and diluted net loss per share as non-GAAP net loss attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net loss per ADS as non-GAAP net loss attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADS, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value and amortization of intangible assets resulting from business acquisitions have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income/(loss), non-GAAP adjusted net income/(loss), non-GAAP adjusted net loss attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net loss per share should not be considered in isolation or construed as an alternative to operating income/(loss), net income/(loss), net loss attributable to ordinary shareholders and basic and diluted net loss per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect is systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 pandemic; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	10,060,391	10,140,920	1,570,629
Restricted cash – current	86,277	73,047	11,314
Short-term investments	8,731,195	16,670,733	2,581,968
Accounts receivable, net	34,729	59,928	9,282
Amounts due from related parties	—	103,769	16,072
Loans receivable, net	1,313,957	1,491,968	231,076
Prepayments and other current assets	456,802	919,247	142,373

Total current assets	20,683,351	29,459,612	4,562,714
Restricted cash – non-current	13,500	13,500	2,091
Property and equipment, net	38,984	37,857	5,863
Investments in equity investees	875,205	1,014,073	157,060
Intangible assets, net	491,279	467,453	72,399
Goodwill	2,865,071	2,865,071	443,743
Deferred tax assets	18,966	29,420	4,557
Other non-current assets	147,000	598,822	92,746

Total non-current assets	4,450,005	5,026,196	778,459

TOTAL ASSETS	25,133,356	34,485,808	5,341,173

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payable	23,839	24,180	3,745
Amounts due to related parties	172,779	256,678	39,754
Payable to investors of the consolidated trusts	31,400	—	—
Prepaid for freight listing fees and other service fees	319,924	402,381	62,321
Income tax payable	25,924	34,318	5,315
Other tax payable	446,839	387,138	59,960
Accrued expenses and other current liabilities	941,642	839,905	130,087

Total current liabilities	1,962,347	1,944,600	301,182
Deferred tax liabilities	118,783	113,292	17,547

Total non-current liabilities	118,783	113,292	17,547

TOTAL LIABILITIES	2,081,130	2,057,892	318,729

MEZZANINE EQUITY
Convertible redeemable preferred shares	32,846,087	—	—
Subscription receivables	(1,310,140)	—	—
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares	296	1,394	216
Additional paid-in capital	3,809,060	48,306,998	7,481,801
Accumulated other comprehensive income	1,072,307	876,719	135,786
Subscription receivables	—	(1,310,140)	(202,915)
Accumulated deficit	(13,365,806)	(15,520,749)	(2,403,858)

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(8,484,143)	32,354,222	5,011,030
Non-controlling interests	422	73,694	11,414

TOTAL FULL TRUCK ALLIANCE CO. LTD. (DEFICIT)/EQUITY	(8,483,721)	32,427,916	5,022,444

TOTAL LIABILITIES, MEZZANINE EQUITY AND (DEFICIT)/EQUITY	25,133,356	34,485,808	5,341,173

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues (including value added taxes, “VAT”, of RMB332.3 million and RMB630.7 million for the three months ended June 30, 2020 and 2021, respectively)	556,945	867,154	1,118,821	173,283	995,514	1,985,975	307,588
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB279.9 million and RMB481.1 million for the three months ended June 30, 2020 and 2021, respectively)(1)	(378,241)	(412,800)	(626,952)	(97,102)	(567,938)	(1,039,752)	(161,037)
Sales and marketing expenses(1)	(71,482)	(170,386)	(236,849)	(36,683)	(153,747)	(407,235)	(63,073)
General and administrative expenses(1)	(347,077)	(321,976)	(2,123,019)	(328,814)	(518,266)	(2,444,995)	(378,682)
Research and development expenses(1)	(87,851)	(138,047)	(155,081)	(24,019)	(178,626)	(293,128)	(45,400)
Provision for loans receivable	(19,208)	(28,456)	(23,705)	(3,671)	(50,480)	(52,161)	(8,079)

Total operating expenses	(903,859)	(1,071,665)	(3,165,606)	(490,289)	(1,469,057)	(4,237,271)	(656,271)
Other operating income	1,952	2,617	6,399	991	5,753	9,016	1,396

Loss from operations	(344,962)	(201,894)	(2,040,386)	(316,015)	(467,790)	(2,242,280)	(347,287)
Other income (expense)
Interest income	59,654	49,422	45,152	6,993	116,742	94,574	14,648
Interest expenses	(955)	—	—	—	(8,327)	—	—
Foreign exchange gain (loss)	708	141	(11,720)	(1,815)	2,464	(11,579)	(1,793)
Investment income	—	8,272	15,822	2,451	—	24,094	3,732
Unrealized gains (loss) from fair value changes of trading securities and derivative assets	607	(37,136)	29,655	4,593	607	(7,481)	(1,159)
Other (expenses) income, net	(11,374)	1,443	(6,859)	(1,062)	280	(5,416)	(839)
Share of loss in equity method investees	(2,690)	(1,572)	(1,685)	(261)	(7,597)	(3,257)	(504)

Total other income	45,950	20,570	70,365	10,899	104,169	90,935	14,085
Net loss before income tax	(299,012)	(181,324)	(1,970,021)	(305,116)	(363,621)	(2,151,345)	(333,202)
Income tax benefits (expense)	1,625	(15,632)	11,806	1,829	2,609	(3,826)	(593)

Net loss from continuing operations.	(297,387)	(196,956)	(1,958,215)	(303,287)	(361,012)	(2,155,171)	(333,795)
Net income from discontinued operations, net of tax	111	—	—	—	452	—	—

Net loss	(297,276)	(196,956)	(1,958,215)	(303,287)	(360,560)	(2,155,171)	(333,795)
Less: net loss attributable to non-controlling interests	(2)	(1)	(227)	(35)	(4)	(228)	(35)
Net loss attributable to Full Truck Alliance Co. Ltd.	(297,274)	(196,955)	(1,957,988)	(303,252)	(360,556)	(2,154,943)	(333,760)
Deemed dividend	—	270,214	248,218	38,444	—	518,432	80,295

Net loss attributable to ordinary shareholders	(297,274)	(467,169)	(2,206,206)	(341,696)	(360,556)	(2,673,375)	(414,055)

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss per ordinary share
Continuing operations	(0.09)	(0.10)	(0.37)	(0.06)	(0.11)	(0.51)	(0.08)
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00
—Basic and diluted	(0.09)	(0.10)	(0.37)	(0.06)	(0.11)	(0.51)	(0.08)
Net loss per ADS*
Continuing operations	(1.72)	(2.09)	(7.34)	(1.14)	(2.10)	(10.20)	(1.58)
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00
—Basic and diluted	(1.72)	(2.09)	(7.34)	(1.14)	(2.10)	(10.20)	(1.58)
Weighted average number of ordinary shares used in computing net loss per share
—Basic and diluted	3,461,083,085	4,476,994,630	6,010,123,217	6,010,123,217	3,432,751,684	5,243,545,489	5,243,545,489
Weighted average number of ADS used in computing net loss per ADS
—Basic and diluted	173,054,154	223,849,732	300,506,161	300,506,161	171,637,584	262,177,274	262,177,274

*	Each ADS represents 20 ordinary shares.
(1)	Share-based compensation expenses in operating expenses are as follows:

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	—	181	747	116	—	928	144
Sales and marketing expenses	—	26,218	12,660	1,961	—	38,878	6,021
General and administrative expenses	244,015	260,214	1,952,520	302,407	326,501	2,212,734	342,709
Research and development expenses	—	15,041	5,119	793	—	20,160	3,122

Total	244,015	301,654	1,971,046	305,277	326,501	2,272,700	351,996

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(344,962)	(201,894)	(2,040,386)	(316,015)	(467,790)	(2,242,280)	(347,287)
Add:
Share-based compensation expense	244,015	301,654	1,971,046	305,277	326,501	2,272,700	351,996
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	6,487	—	78,478	12,155	6,487	78,478	12,155
Amortization of intangible assets resulting from business acquisitions	10,333	10,983	10,983	1,701	20,666	21,966	3,402

Non-GAAP adjusted operating (loss) income	(84,127)	110,743	20,121	3,118	(114,136)	130,864	20,266

Net loss	(297,276)	(196,956)	(1,958,215)	(303,287)	(360,560)	(2,155,171)	(333,795)
Add:
Share-based compensation expense	244,015	301,654	1,971,046	305,277	326,501	2,272,700	351,996
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	6,487	—	78,478	12,155	6,487	78,478	12,155
Amortization of intangible assets resulting from business acquisitions	10,333	10,983	10,983	1,701	20,666	21,966	3,402
Tax effects of non-GAAP adjustments	(2,583)	(2,746)	(2,746)	(425)	(5,166)	(5,492)	(851)
Less:
Net income from discontinued operations, net of tax	111	—	—	—	452	—	—

Non-GAAP adjusted net (loss) income	(39,135)	112,935	99,546	15,421	(12,524)	212,481	32,907

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(297,274)	(467,169)	(2,206,206)	(341,696)	(360,556)	(2,673,375)	(414,055)
Add:
Share-based compensation expense	244,015	301,654	1,971,046	305,277	326,501	2,272,700	351,996
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	6,487	—	78,478	12,155	6,487	78,478	12,155
Amortization of intangible assets resulting from business acquisitions	10,333	10,983	10,983	1,701	20,666	21,966	3,402
Tax effects of non-GAAP adjustments	(2,583)	(2,746)	(2,746)	(425)	(5,166)	(5,492)	(851)
Less:
Net income from discontinued operations, net of tax	111	—	—	—	452	—	—

Non-GAAP adjusted net loss attributable to ordinary shareholders	(39,133)	(157,278)	(148,445)	(22,988)	(12,520)	(305,723)	(47,353)

Non-GAAP adjusted net loss per ordinary share
—Basic and diluted	(0.01)	(0.04)	(0.02)	(0.00)	(0.00)	(0.06)	(0.01)
Non-GAAP adjusted net loss per ADS
—Basic and diluted	(0.23)	(0.70)	(0.49)	(0.08)	(0.07)	(1.17)	(0.18)
Weighted average number of ordinary shares used in computing non-GAAP adjusted loss per share
—Basic and diluted	3,461,083,085	4,476,994,630	6,010,123,217	6,010,123,217	3,432,751,684	5,243,545,489	5,243,545,489
Weighted average number of ADS used in computing non-GAAP adjusted net loss per ADS
—Basic and diluted	173,054,154	223,849,732	300,506,161	300,506,161	171,637,584	262,177,274	262,177,274